Sheppard, Mullin, Richter & Hampton LLP 30 Rockefeller Plaza New York, New York 10112-0015 212.653.8700 main 212.653.8701 fax www.sheppardmullin.com

October 12, 2023

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, NE
Washington, D.C. 20549
Attention: Mark Wojciechowski and John Cannarella

Re:	OPAL Fuels Inc. Form 10-K for the Fiscal Year ended December 31, 2022 Filed March 29, 2023

File No. 001-40272

Ladies and Gentlemen:

This letter sets forth the responses of OPAL Fuels Inc., a Delaware corporation (the “Company”), to the comments received from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on September 15, 2023 concerning its Annual Report on Form 10-K for the fiscal year ended December 31, 2022 filed with the Commission on March 29, 2023 (the “Form 10-K”). References in the text of the responses herein to captions and page numbers refer to the Company’s Form 10-K.

Form 10-K for the Fiscal Year ended December 31, 2022

Properties, page 55

1. We note you reference the Business section for information regarding your RNG and renewable power projects and on page 10 you state that you own and operate 7 RNG projects and 18 renewable power projects, and you provide a list of RNG projects in operation and under construction, along with the design capacity in MMbtus per year.

However, it appears you have limited similar disclosure concerning the renewable power projects to page 66 of MD&A, where you provide a list of these projects along with their nameplate capacity in MW per hour. We suggest that you reposition information regarding your physical properties to a common section of the filing.

We believe that additional information should be provided to comply with Instruction 1 to Item 102 of Regulation S-K, to include information that will reasonably inform investors as to the suitability, adequacy, productive capacity, and extent of utilization.

For example, disclose the timeframes for completion of the various RNG projects under construction, and the status of the renewable power projects such as the relevance and implications of being an RNG conversion candidate and the timeframes for conversion completion for projects where you have indicated conversion is possible.

Please also disclose the extent of utilization of the various facilities for each period, relative to the design or nameplate capacity information you have disclosed and clarify whether utilization has been consistent with your expectations.

RESPONSE:

The Company acknowledges the Staff’s comment and advises the Staff that the Company will reposition information regarding its physical properties to a common section and will take measures to ensure compliance with instruction 1 to Item 102 of Regulation S-K in future filings.

Additionally, the Company will present Design Capacity, Inlet Design Capacity Utilization and Utilization of Inlet Gas for its RNG facilities as well as Nameplate Capacity and Nameplate Capacity Utilization for its Renewable Power facilities in future filings in the below format in response to the Staff’s comment.

The proposed table presents utilization for the Company’s various facilities on an aggregate basis for the period relative to design and/or nameplate capacity information that was previously disclosed. The Company believes this presentation, including the accompanying footnotes regarding its expectations for production in relation to nameplate capacity for capacity utilization, will be helpful for investors in analyzing its operational performance and financial results.

The Company has included additional footnote disclosure to discuss the relevance and implications of its RNG conversion candidates.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
RNG Fuel Capacity and Utilization
Design Capacity (Million MMBtus)(1)
Volume of Inlet Gas (Million MMBtus)
Inlet Design Capacity Utilization (%) (2) (3)
RNG Fuel volume produced (Million MMBtus)
Utilization of Inlet Gas (%) (3) (4)

(1)	Design Capacity for RNG facilities is measured as the volume of feedstock biogas that the facility is capable of accepting at the inlet and processing. Design Capacity is presented as OPAL’s ownership share (i.e., net of joint venture partners’ ownership) of the facility and is calculated based on the number of days in the period. New facilities that come online during a quarter are pro-rated for the number of days in commercial operation.

(2)	Inlet Design Capacity Utilization is measured as the Volume of Inlet Gas, divided by the total Design Capacity. The Volume of Inlet Gas varies over time depending on, among other factors, (i) the quantity and quality of waste deposited at the landfill, (ii) waste management practices by the landfill, and (iii) the construction, operations and maintenance of the landfill gas collection system used to recover the landfill gas. The Design Capacity for each facility will typically be correlated to the amount of landfill gas expected to be generated by the landfill during the term of the related gas rights agreement. The Company expects Inlet Design Capacity Utilization to be in the range of 75-85% on an aggregate basis over the next several years. Typically, newer facilities perform at the lower end of this range and demonstrate increasing utilization as they mature.

(3)	Data not available for the Company’s dairy projects, i.e., Sunoma and Biotown.

(4)	Utilization of Inlet Gas is measured as RNG Fuel Produced divided by Volume of Inlet Gas. Utilization of Inlet Gas varies over time depending on availability and efficiency of the facility and the quality of landfill gas (i.e., concentrations of methane, oxygen, nitrogen, and other gases). The Company generally expects Utilization of Inlet Gas to be in the range of 75-85%.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
Renewable Power
Nameplate Capacity (MW)(1)
Nameplate Capacity for the period (MWh)(1)
Renewable Power Produced (MWh)
Nameplate Capacity Utilization (%) (2)

(1)	Nameplate Capacity for Renewable Power facilities is the manufacturer’s expected capacity at ISO conditions for each facility and may not reflect actual production from the projects, which depends on many variables including, but not limited to, (i) quantity and quality of the biogas, (ii) operational up-time of the facility, including dispatch and maintenance downtime, and (iii) actual efficiency of the facility.

(2)	Nameplate Capacity Utilization for Renewable Power facilities is measured as Renewable Power Produced divided by Nameplate Capacity for the period. Given (i) built-in un-utilized capacity from historical designs, (ii) availability (a function of higher maintenance requirements compared to RNG facilities) and (iii) commencement of operations of the Emerald RNG facility, which will result in low levels of dispatch for the Arbor Hills facility (which will operate on a standby basis but remain in the operating portfolio), the Company’s Nameplate Capacity Utilization is expected to remain below 50%.

RNG Projects

Below is a table setting forth the RNG projects in operation and construction in our portfolio:

	OPAL’s Share of Design capacity (MMbtus per year) (1)	Source of biogas	Ownership (2)	Expected COD (5)
RNG projects in operation:
Greentree	1,061,712	LFG	100%	N/A
Imperial	1,061,712	LFG	100%	N/A
Emerald (3) (4)	1,327,140	LFG	50%	N/A
New River	663,570	LFG	100%	N/A
Noble Road (3)	464,499	LFG	50%	N/A
Pine Bend (3)	424,685	LFG	50%	N/A
Biotown (3)	48,573	Dairy	10%	N/A
Sunoma	192,350	Dairy	90%	N/A
Sub total	5,244,241

RNG projects in construction:
Prince William	1,725,282	LFG	100%	[ ]
Hilltop	255,500	Dairy	100%	[ ]
Vander Schaaf	255,500	Dairy	100%	[ ]
Polk County	1,060,000	LFG	100%	[ ]
Sapphire (3)	796,284	LFG	50%	[ ]
Sub total	4,092,566

Total	9,336,807

(1)	Reflects the Company’s ownership share of design capacity for projects that are not 100% owned by the Company (i.e., net of joint venture partners’ ownership). Design capacity is measured as the volume of feedstock biogas that the plant is capable of accepting at the inlet and processing and may not reflect actual production of RNG from the projects, which will depend on many variables including, but not limited to, (i) quantity and quality of the biogas, (ii) operational up-time of the facility and (iii) actual efficiency of the facility.

(2)	Certain projects have provisions that will adjust or “flip” the percentage of distributions to be made to us over time, typically triggered by achievement of hurdle rates that are calculated as internal rates of return on capital invested in the project.

(3)	We record our ownership interests in these projects as equity method investments in our condensed consolidated financial statements.

(4)	Emerald completed commissioning and commenced operations during the third quarter of 2023.

(5)	Expected Commercial Operation Date (“COD”) for each of the RNG projects in construction is based on the Company’s estimate as of the date of this report. CODs are estimates and are subject to change as a result of, among other factors out of the Company’s control, including: (i) regulatory/permitting approval timing, (ii) disruption in supply chains and (iii) construction timing.

Renewable Power Projects

Below is a table setting forth the Renewable Power projects in operation in our portfolio:

	Nameplate capacity (MW per hour) (1)	Current RNG conversion candidates (2)

Sycamore	5.2	Yes
Lopez	3.0	-
Miramar Energy	3.2	-
San Marcos	1.8	-
Santa Cruz	1.6	-
San Diego - Miramar	6.5	-
West Covina	6.5	-
Port Charlotte	2.9	-
Taunton	3.6	-
Arbor Hills (3)	28.9	Yes
C&C	6.3	-
Albany	5.9	-
Concord and CMS	14.4	Yes
Pioneer	8.0	-
Prince William I (4)	1.9	Yes
Prince William II (5)	4.8	Yes
Old Dominion	8.0	Yes
Total	112.5

(1)	Nameplate Capacity is the manufacturer’s expected capacity at ISO conditions for each facility and may not reflect actual production from the projects, which depends on many variables including, but not limited to, (i) quantity and quality of the biogas, (ii) operational up-time of the facility and (iii) actual productivity of the facility.

(2)	We have determined that some of our Renewable Power Projects are currently RNG conversion candidates. The Company identifies suitable RNG conversion candidates based on highest return of capital which is driven by certain factors including, but not limited to (i) the quantity and quality of landfill gas, (ii) the proximity to pipeline interconnect and (iii) the ability to enter into contracts, including site leases and gas rights agreements, with host sites. The Company may change its decision to convert a Renewable Power Project into an RNG project in future. The Company believes disclosing renewable power conversion candidates provides visibility into the effect of those conversions on the existing Renewable Power portfolio.

(3)	Although the RNG conversion is completed, it is currently contemplated that the Arbor Hills renewable power plant will continue limited operations on a stand-by, emergency basis through March of 2031.

(4)	It is currently contemplated that the Prince William I renewable power plant will continue operations through approximately December 2023.

(5)	It is currently contemplated that the Prince William II renewable power plant will continue operations through approximately December 2023.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Components of Our Results of Operations

Operational Data, page 64

2. We understand from the tables on pages 64 and 65 that you produced 2.2 million MMbtu’s during 2022 from RNG projects having a design capacity of 3.9 million MMBtu’s, indicating these projects were performing at 56% of the design capacity.

Please expand your disclosures to clarify the extent to which you expect this relationship between production and design capacity to continue or to change, and describe any underlying factors that are reasonably likely to alter the relationship.

Please describe any uncertainties concerning variables that would determine whether production at or near the design capacity is reasonably likely to occur.

RESPONSE:

The Company acknowledges the Staff’s comment and advises the Staff that the Company will revise its disclosure to address the aforementioned comment in future filings in the format described in response to Comment 1 above.

Comparison of the Years Ended December 31, 2022, and 2021

Revenues, page 67

3. We note your disclosures of changes in revenues for RNG Fuel, Fuel Station Services, and Renewable Power, in which you identify various additional products, such as methanol pathway credits, brown gas sales, environmental credits, and transportation fuel.

Please expand your disclosures to indicate the extent to which material changes in net sales are attributable to changes in prices or to changes in the volume or the amount of goods or services being sold to comply with Item 303(b)(2) of Regulation S-K.

Given the number of products identified, it would be helpful to include a tabulation with comparative sales and volumetric details for each product.

Please include descriptions of the methanol pathway credits and brown gas and provide any details necessary to understand the underlying drivers.

RESPONSE:

The Company acknowledges the Staff’s comment and advises the Staff that the Company will include revised disclosures in future filings in the below format. In response to the Staff’s request that the Company include volumetric details in the tabular portion of the disclosure, the Company believes that a narrative description of the price and volume variances, as applicable, produced during a period will be easier for investors to understand, as certain revenue line items are derived from more than a single category of product.

Additionally, the Company advises the Staff that it expects to update its segment reporting in future filings to include revenues associated with ISCC Carbon Credits (previously referred to as “methanol pathway credits”) as part of our Renewable Power segment instead of our RNG Fuel segment. The Company will make appropriate disclosures in the footnotes of the financial statements to reflect this change. The table below shows product revenues by segment.

Revenues

The following table shows revenues earned by product for the three and nine months ended September 30, 2023 and 2022:

(in thousands)	Three Months Ended September 30,			Nine Months Ended September 30,
	2023	2022	$ Change	2023	2022	$ Change
RNG Fuel
Brown gas sales
Environmental attributes (1)
Total RNG Fuel	—			—	—
Fuel Station Services
OPAL owned stations
RNG marketing
Third party station service and maintenance
Construction
Total Fuel Station Services	—			—	—
Renewable Power
Electricity sales
Environmental attributes (2)
Total Renewable Power	—			—	—

Total Revenues

(1)	Revenues from Environmental attributes in RNG Fuel segment relate to revenues earned from sales of RINs and LCFSs.

(2)	Revenues from Environmental attributes in Renewable Power segment include revenues earned from sales of ISCC Carbon Credits and RECs.

Financial Statements

Note 2 - Summary of Significant Accounting Policies

Revenue Recognition, page F-15

4. We note your accounting policy disclosure explaining that sales of environmental attributes are generally recognized when the related certificates are delivered to a buyer although you may recognize the sales in conjunction with sales of RNG or renewable power if the contract provides that title to the environmental attributes will transfer when such products are produced, and the price to the buyer is fixed and collection of the proceeds will occur within 60 days after generation of the renewable power.

However, in the earnings releases you have furnished on Form 8-K for the year and subsequent interim quarters, you present the non-GAAP measure of Adjusted EBITDA, which reflects an adjustment for “RNG Pending Certification and Unsold Environmental Credits.” You indicate the reason for this adjustment is to “better align timing of revenues to when costs are recognized for the production of RNG....”

Tell us why you believe that adding anticipated future sales of environmental attributes to your non-GAAP performance measure should not be regarded as contrary to the guidance in Question 100.04 of our Compliance and Disclosure Interpretations pertaining to Non-GAAP Financial Measures, which you may view on our website at the following address: https://www.sec.gov/corpfin/non-gaap-financial-measures.htm

As your adjustment effectively changes the recognition and measurement principles required under GAAP, please clarify how your individually-tailored adjustment does not yield a potentially misleading non-GAAP measure, in your view.

RESPONSE:

The Company considered numerous factors in determining that disclosing the economic value of environmental attributes associated with RNG produced during the reporting period (i.e., RNG pending certification or unsold environmental credits) as part of Adjusted EBITDA would be useful to investors, provide better comparability to its past, current, and future results, and not result in a potentially misleading non-GAAP measure in violation of Question 100.04 of the Compliance and Disclosure Interpretations pertaining to Non-GAAP Financial Measures.

Notwithstanding the foregoing, in acknowledgement of the Staff’s comment, the Company will revise its disclosure to remove this line item from its presentation of Adjusted EBITDA in future disclosures to investors.

Because the Company believes this information is valuable to investors and analysts when evaluating the Company’s financial results, the Company proposes to disclose the number and value of these environmental attributes as a stand-alone operational metric (not associated with Adjusted EBITDA), as follows:

Three Months Ended
	September 30, 2023			September 30, 2022
	RNG Fuel	Fuel Station Services	Total	RNG Fuel	Fuel Station Services	Total
Stored Gas Metrics (1)
Beginning balance Stored RNG
Add: RNG production (MMBtus)
Less: Current period RNG volumes dispensed
Ending balance Stored RNG

Value of ending balance Stored RNG at quarter end price (1) (2)

Inlet Design Capacity Utilization (%)
Utilization of Inlet Gas %

RIN Metrics(2)
Beginning balance
Add: Generated in current period
Less: Sales
Ending RIN credit balance (Available for sale)
D3 RIN price at September 30, 2023
Value of RINS at September 30, 2023

LCFS Metrics(2)
Beginning balance (net share)
Add: Generated in current period
Less: Sales
Ending LCFS credit balance (Available for sale)
LCFS credit price at September 30, 2023
Value of LCFSs at September 30, 2023

Other Metrics
Average realized sales price - RIN
Average realized sales price - LCFS

Total Value of Stored RNG(1)(2), RINs(2) and LCFS(2) value at September 30, 2023
Change in Value from Prior Quarter

(1)	Reflects OPAL’s ownership share of Stored RNG (i.e., net of joint venture partners’ ownership) including equity method investments.

(2)	Reflects OPAL’s ownership share of RIN and LCFS credits (i.e., net of joint venture partners’ ownership) including equity method investments and presented net of discounts and any direct transaction costs such as dispensing fees, third-party royalties and transaction costs as applicable.

*****

If any additional supplemental information is required by the Staff or if you have any questions regarding the foregoing, please contact Edward Welch of Sheppard, Mullin, Richter & Hampton LLP at (212) 634-3085 with any questions or further comments regarding the responses to the Staff’s comments.

Very truly yours,

/s/ Edward M. Welch, Esq.
Edward M. Welch, Esq.
Sheppard, Mullin, Richter & Hampton LLP

cc:	John Coghlin, General Counsel